Extractive Sector Transparency Measures Act - Annual Report
Reporting Entity Name	Aya Gold & Silver Inc.
Reporting Year	From	2025-01-01	To:	2025-12-31	Date submitted	2026-05-27
Reporting Entity ESTMA Identification Number	E296052		☑ Original submission ☐ Amended Report
Other Subsidiaries Included (optional field)

Not Consolidated

Not Substituted

Attestation by Reporting Entity

In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full Name of Director or Officer of Reporting Entity	Ugo Landry-Tolszczuk				Date	2026-05-27
Position Title	CFO

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	2025-01-01	To:	2025-12-31
Reporting Entity Name	Aya Gold & Silver Inc.					Currency of the Report	CAD
Reporting Entity ESTMA Identification Number	E296052
Subsidiary Reporting Entities (if necessary)
Payments by Payee
Country	Payee Name[1]	Departments, Agency, etc… within Payee that Received Payments[2]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes[34]
Morocco	Government of Morocco	National Office of Hydrocarbons and Mines (ONHYM)		1 740 000						1 740 000
Morocco	Government of Morocco	The General Tax Administration	120 000							120 000
Morocco	Rural town of Askaouen		340 000							340 000
Morocco	Government of Morocco	Minister of the Interior			140 000					140 000

Additional Notes:	All payments to payees in Morocco were made in Moroccan Dirham (MAD). The exchange rate applied was the annual average of daily MAD/CAD rates, which was 6.6821.

Extractive Sector Transparency Measures Act - Annual Report
Reporting Year	From:	2025-01-01	To:	2025-12-31
Reporting Entity Name	Aya Gold & Silver Inc.					Currency of the Report	CAD
Reporting Entity ESTMA Identification Number	E296052
Subsidiary Reporting Entities (if necessary)
Payments by Project
Country	Project Name[1]	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes[23]
Morocco	Zgounder Millenium Silver Mining S.A. (ZMSM)	370 000	1 740 000	160 000					2 270 000

Additional Notes[3]:	All payments to payees in Morocco were made in Moroccan Dirham (MAD). The exchange rate applied was the annual average of daily MAD/CAD rates, which was 6.6821.